FOR IMMEDIATE RELEASE

James Tan Meng Dong resigns from PacNet’s Board

SINGAPORE, Thursday, 2 August 2007 – Pacific Internet Limited (Nasdaq: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that Mr James Tan Meng Dong has resigned from its Board of Directors (“Board”) with effect from Tuesday, 31 July 2007.

Mr Tan was a nominee director of Vantage Corporation Limited (“Vantage”) on the Board, and was its Chief Executive Officer and Executive Director until his resignation from Vantage on 31 March 2007.

He is stepping down after Vantage announced on 26 June 2007 that it had, pursuant to its irrevocable undertaking to Connect Holdings Limited (“Connect”), tendered its remaining 1,629,373 PacNet shares to Connect at the revised offer price of US$11.00 per share. This follows Vantage’s earlier announcement on 12 January 2007 that it had disposed of 2,250,000 PacNet shares to Connect at US$10.00 per share.

Mr Phey Teck Moh, President and CEO of PacNet, said, “ On behalf of the Board and the Company, I would like to thank James and extend our best wishes to him on his future endeavours.”

With Mr Tan’s resignation, the Board now comprises three Independent Directors — Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger and Dr Neil Robert Jones; President & CEO — Mr Phey Teck Moh and Connect’s nominee — Mr Steven Barry Simpson.

-Ends-

Media, Analyst and Investor Relations Contact:

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.